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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For April 11, 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated April 9, 2003, "Press release from annual general meeting with shareholders in Song Networks Holding AB (publ)"

This document is essentially a translation of the Swedish language version. In the event of any discrepancies between this translation and the original Swedish document, the latter shall prevail.

Press release

9 April 2003

Press release from annual general meeting with shareholders in Song Networks Holding AB (publ)

At the annual general meeting with the shareholders in Song Networks Holding AB (publ) ("Song") held at 3.00 pm today at Citykonferensen Ingenjörshuset in Stockholm the following resolutions, among others, were passed.

  The board of directors was elected in accordance with the proposal set out in the notice: Re-election of Lars Grönberg (director in Song since 2000) and election of Tomas Franzén (CEO in Song and director in Grin AB, Allgon AB, BTS AB, Epsilon AB, OEM International AB and ProAct AB), Roger Holtback (CEO in Holtback & Partner and director in Capio AB, Gunnebo AB, Nordic Capital, S.A.T.S Holding AB, Stena Group and TBG.N.V), Märta Josefsson (previously Chief Investment Officer of among others DnB Asset Management), Kjell Nilsson (previously CEO of Boliden AB and Trelleborg AB and director in Active Capital AB, Koenigsegg Automative AB, Radius Technology AB, Simonsen AB, Syntagma AB, Boliden AB, Carl Bro A/S and Rörvik AB), Lennart Åsander (executive positions within Vattenfall AB and director in Kraftdragarna AB, Compeer AB, Arlanda Express AB, Växtriket Utveckling AB and Home Solution AB) and Raj Raithatha (CEO in Versatel International).
  The profit and loss statement and the balance sheet for the year 2002 were adopted.
  The company's profit/loss was allocated in accordance with the managing director's and the board of directors' proposal.
  The board of directors and the managing director were discharged from liability.
  It was resolved to amend the articles of association in accordance with the board of directors' proposal, resulting in an increase of the share capital limits of the company.
  It was resolved to assign the board of directors to appoint a compensation committee and an audit committee. It was resolved not to appoint a nominating committee.

CEO Tomas Franzén described Song's development during 2002 in his speech.

At the first meeting of the board of directors, Roger Holtback was appointed chairman of the board.

For information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks, (Stockholmsbörsen: SONW)

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. www.songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer